Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of II-VI Incorporated for the registration of its Series B-2 convertible preferred stock and common stock and to the incorporation by reference therein of our reports dated August 20, 2021, with respect to the consolidated financial statements and schedule of II-VI Incorporated and Subsidiaries, and the effectiveness of internal control over financial reporting of II-VI Incorporated and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended June 30, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

August 3, 2022